As filed with the Securities and Exchange Commission on April 21, 2010
 Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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ORCKIT COMMUNICATIONS LTD.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English)
Israel	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
126 Yigal Allon Street
Tel-Aviv 67443, Israel
Telephone:  (972) 3-696-2121
(Address and telephone number of registrant’s principal executive offices)
Puglisi Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Neil Gold, Esq. Manuel G.R. Rivera, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone: (212) 318-3000 Facsimile: (212) 318-3400	Yehuda M. Levy, Adv. Adam M. Klein, Adv. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel-Aviv 64239, Israel Telephone: (972) 3-608-9839 Facsimile: (972) 3-608-9855
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Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered (1)	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee (3)
Ordinary shares, no par value(4) Warrants Units	(5)	(5)	$33,000,000	$2,353

(1)
There are being registered under this registration statement such indeterminate number of ordinary shares, number of warrants to purchase ordinary shares and a combination of such securities, separately or as units, as may be sold by the registrant from time to time, which collectively shall have an aggregate initial offering price not to exceed $33,000,000 or, if any securities are issued for consideration denominated in a foreign currency, such amount as shall result in an aggregate initial offering price equivalent to a maximum of $33,000,000.  The securities registered hereunder also include such indeterminate number of ordinary shares as may be issued upon conversion, exercise or exchange of warrants that provide for such conversion into, exercise for or exchange into ordinary shares.  In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the ordinary shares being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee. The aggregate maximum offering price of all securities issued pursuant to this registration statement will not exceed $33,000,000.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.
(4)
All ordinary shares of the registrant carry bonus rights to purchase ordinary shares under specified circumstances.  Such bonus rights are attached to and trade with the ordinary shares.  Value attributable to such rights, if any, is reflected in the market price of the ordinary shares.

(5)	Omitted pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 21, 2010

PROSPECTUS

$33,000,000

ORCKIT COMMUNICATIONS LTD.

Ordinary Shares

Warrants

Units

This prospectus relates to ordinary shares and warrants, and any combination of such securities, separately or as units, that we may offer and sell from time to time in one or more offerings up to a total dollar amount of $33,000,000. The warrants may be convertible, exercisable or exchangeable for ordinary shares. We will provide specific terms of the offering of these securities, and the terms of any warrants and units so offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement for those securities.

These securities may be sold directly, on a continuous or delayed basis, by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Our ordinary shares are traded on the NASDAQ Global Market, or NASDAQ, and the Tel-Aviv Stock Exchange, or the TASE, under the symbol “ORCT”. The closing price of our ordinary shares on NASDAQ on April 20, 2010 was $4.48 per share and the closing price of our ordinary shares on the TASE on April 18, 2010 was NIS 16.79 per share. If we decide to list any warrants or units that may be issued on a national securities exchange, the applicable prospectus supplement to this prospectus will identify the exchange and the date when we expect trading to begin.

Investing in our securities involves a high degree of risk. You should carefully consider the “Risk Factors” referred to on page 4 of this prospectus, in any applicable prospectus supplement and the documents incorporated or deemed incorporated by reference in this prospectus or the applicable prospectus supplement before investing in our securities.

Neither the Securities and Exchange Commission, the Israel Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is _______

__________________

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the applicable prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since such dates.

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PROSPECTUS SUMMARY

About this Prospectus

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of U.S. $33,000,000.  This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information and Incorporation by Reference” before purchasing any of our securities.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should read this prospectus, any prospectus supplement and the information that is incorporated or deemed incorporated by reference in this prospectus. See “Where You Can Find More Information and Incorporation by Reference.” The registration statement, including the exhibits and the documents incorporated or deemed incorporated in this prospectus can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find Additional Information and Incorporation by Reference.”

This prospectus may not be used to sell any securities unless accompanied by a prospectus supplement.

In this prospectus, unless the context otherwise requires, “Orckit,” “us,” “we” and “our” refer to Orckit Communications Ltd. and its subsidiaries.

In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.

About Orckit Communications

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

Our CM-100 and CM-4000 product lines are designed to enable the provision and management of data, video and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 and CM-4000 support a wide range of interfaces for video, data and voice.

The CM-4000 became commercially available in 2008. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher switching capacity and larger Ethernet user port density. Shipments of the CM-4000 began in 2008.

Our CM-100 and CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telecommunication company customers and small to medium size businesses, but also support most traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, SONET or SDH. The CM-100 and CM-4000 product lines are designed to provide the benefits of both Ethernet and SONET (or SDH) protocols. The product lines are also designed to avoid integrating costly protocol-dependant mapping functionalities that are generally required in adapting SONET platforms to support data traffic, as well as the costs of adapting additional Ethernet platforms to handle packet-based traffic.

We focus on the needs of metropolitan area networks that primarily addresses a transmission capacity of 10 or more Gigabits per second, or Gbps.  The majority of metropolitan area networks are currently operating at a transmission capacity of 10 Gbps or below because they were initially designed to address voice traffic and later upgraded to support high speed Internet service connections.  Penetration of content-based services such as IPTV with the transition from Standard Definition (SD) to High Definition (HD) content, together with the migration from linear TV (Broadcast/Multicast) to Video on Demand (VoD) and growth of Over the Top (OTT) content and file sharing over the Internet, are expected to drive the need for growth in network transmission capacity.

The CM-100 product line was first delivered for commercial deployment in 2004.  In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, or KDDI, a major telecommunication   carrier in Japan. These sales by us in Japan were made through distributors.  KDDI has deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is intended to carry “residential triple play” services, which are a bundled offering of voice services, Internet access and a range of video and other media video services, as well as Ethernet services for business customers and TDM circuit emulation for 3G mobile backhauling, all based on IP protocols. Media Broadcast GmbH in Germany began deploying the CM-100 in 2008, and we began shipping our products to SK Broadband in Korea in late 2008. Several additional customers have also deployed the CM-100 product line.

Recent Developments

In January 2010, we announced the establishment of a new sales office in Manila. The office is expected to better enable us to address the needs of the Philippines telecommunications sector.

In February 2010, we announced that we strengthened our presence in India and appointed a managing director in India. Through the office in India, we plan to take an active role in building the next generation transport for India's networking infrastructure.

In March 2010, we announced the establishment of a new office in Bangkok, Thailand and appointed a VP Sales for Thailand, Laos and Myanmar.  We also announced that we made significant upgrades to our mobile backhaul offering, which now encompasses a complete portfolio featuring new and innovative technologies. The newly extended solution combines gateway functionality on Orckit-Corrigent’s CM-4140 MPLS aggregation switch along with the introduction of the CM-11, a new multi-service access switch and cell site gateway. Together, this carrier Ethernet solution enables the migration of low and high-rate TDM services, as well as data services, to a unified MPLS mobile network. For the first time ever, cell site, hub site and aggregation site gateways have finally been implemented on the same switching products, therefore introducing a scalable and affordable opportunity for mobile networking infrastructure.

In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this potential project. This project has resulted in an increase in our operating expenses since late 2009 and a diversion of resources away from other existing customers and from potential customers. If we win this project, we expect shipments to commence in the fourth quarter of 2010.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consists of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share.  Including the proposed sale of an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, is subject to shareholder approval at our 2010 Annual General Meeting of Shareholders to be held on May 25, 2010, we will have sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares.  Assuming our shareholders approve the sale of units to two of our affiliates, the gross proceeds of the offering will be approximately $10.6 million and the net proceeds of the offering will be approximately $9.7 million. We currently intend to use the net proceeds from such offering, primarily for increased research and development activities related to the potential project in 2010 from a major customer. See "Description of Ordinary Shares" for a description of the primary and contingent warrants.

Orckit Communications Ltd. was incorporated in 1990 under the laws of the State of Israel. Our principal executive offices are located at 126 Yigal Allon Street, Tel-Aviv 67443 Israel and our telephone number is (972-3) 696–2121. Our agent in the United States, Puglisi Associates, is located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. In addition, we may include additional risk factors in a prospectus supplement to the extent there are additional risks related to the securities offered by that prospectus supplement. Accordingly, you should carefully consider the following factors, other information in this prospectus or in the documents incorporated by reference and any additional risk factors included in the relevant prospectus supplement:

Risks Relating to Our Business and Industry

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of CM-100 products in 2004 and from sales of CM-4000 products in 2008. We were able to generate both operating income and net income for the first time in 2005, as well as in 2006, although at much lower levels than in 2005, as a result of the receipt of significant revenues from KDDI a Japanese telecommunication carrier. We incurred operating losses of approximately $32 million in 2007, $34 million in 2008 and $25 million in 2009 due to a significant decrease in revenues from KDDI. We also incurred significant net losses in each of those years. We cannot be sure that we will be able to return to profitability.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The current economic and credit crisis is having a significant negative impact on business around the world.  The impact of this crisis on the technology industry and our major customers has been quite severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which remained a significant customer in 2008 and 2009. Approximately 99.3% of our revenues in 2007, 45.5% of our revenues in 2008 and 44.0% of our revenues in 2009 were derived from sales of these metro products to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of the deployment of the CM-100 product line in its network. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network. It began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2009. Deployments by KDDI in 2010 may be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made purchases of this product and we do not know if KDDI will choose to make purchases of our CM-4000 product line.

In 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly in 2009 and constituted approximately 13.6% of our revenues in 2009. To date, Media Broadcast has not purchased any CM-4000 products. There can be no assurance that the cable operator in Germany will continue to outsource the expansion of its network through Deutsche Telekom’s wholesale business unit. Deutsche Telekom sold Media Broadcast to Telediffusion de France in 2008. As a result, even if the cable operator outsources the expansion of its network through Deutsche Telekom’s wholesale business unit, there is no assurance that Deutsche Telekom will purchase products from Media Broadcast. Further, the cable operator is considering building its own network structure. If the cable operator decides to build its own network structure, our sales to Media Broadcast may be significantly reduced or even eliminated.

In 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. SK Broadband, which began purchasing our CM-100 products in 2008, became our second largest customer in 2009 with sales to SK Broadband representing 22.9% of our revenues in 2009. We cannot be sure that SK Broadband will continue to purchase our CM-100 products to the same extent, if at all.

We expect to depend on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues in 2010. Demand for CM products from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers, including KDDI, SK Broadband and Media Broadcast, will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI were lower in 2008 than in 2007 and were lower again in 2009. Our revenues from Media Broadcast were significantly lower in 2009 than in 2008. This materially adversely affected our results of operations. The loss of KDDI, SK Broadband or Media Broadcast as a customer, or a significant decrease in revenues from one of them, would have a material adverse effect on our results of operations.

We are expending a significant amount of our research and development time and resources with respect to product development for a major customer. These efforts may not result in the receipt of revenues from this customer.

We are expending significant time and resources on research and development activities aimed at obtaining a new project from one of our major customers. This effort has resulted in an increase in our operating expenses since late 2009 and a diversion of resources away from other existing customers and from our efforts to attract new customers. We may not recognize any additional revenues as a result of our efforts for this major customer. Even if we are able to generate additional revenues from this customer, the diversion of our efforts away from other customers could strain our relationship with existing customers and impede our ability to make sales to new customers.

We need to make sales to additional customers and to develop additional products in order to become profitable.

We need to make sales to additional customers and to develop additional products in order to become profitable. Since 2004, almost all of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed. We cannot be sure that we will be able to make significant sales of this product. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers.

In late 2008, we reduced the number of our research and development personnel by approximately 40%. This reduction has limited our ability to develop new products and support new product requirements from existing and new customers.

In late 2008, we reduced the number of our research and development personnel by approximately 40%. Subsequent increases in the number of our research personnel in late 2009 and early 2010 have not fully lessened the negative effect of the 2008 reduction in product development and support because the increase in personnel has mainly focused on a potential project for one major customer.  As a result, we have selectively slowed down the development of new capabilities for our CM-4000 platform and have halted further development of our CM-100 product line. This reduction in our research and development activities could adversely impact our ability to secure new customers or to address requirements of our existing customers, which could cause our existing customers to discontinue purchasing our products.

We require a significant amount of cash to fund our operating activities.

We used cash in the amount of $15.7 million in 2007, $33.4 million in 2008 and $20.0 million in 2009 in our operating activities. Our use of cash in 2007 was lower than in 2008 and 2009 primarily because we received approximately $14.2 million in cash in 2007 in connection with the settlement of a commercial dispute related to our legacy operations. In 2010, we expect to continue to use a significant amount of cash in our operating activities. In   December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this project. This project has resulted in an increase in our operating expenses since late 2009 which will further increase the cash we use in our operations.   If we are not able to generate cash from our operations in future periods, we may need to obtain additional financing. We might not be able to secure additional funding, which could result in a significant reduction in our expenditures for research and development and for sales and marketing.

We may need additional financing to operate or grow our business.

We may need to raise additional capital to operate our business or continue our longer term expansion plans. The substantial cash required to fund our operating activities could impede our ability to fund our operations and to invest in our business. In order to operate or grow our business, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners to the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations. We may not be able to obtain additional financing on acceptable terms or at all. This could inhibit our ability to operate or grow our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to grow.

We depend on third party distributors, mainly in Japan, Korea and Germany, for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., our sales of products to SK Broadband are made through Global Telecom and our sales in Germany are made through Media Broadcast GmbH. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI in Japan. We have limited experience with respect to the purchasing patterns of SK Broadband and Media Broadcast. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

A substantial amount of our shipments are currently in Korea and India. We have limited experience in selling and servicing metro products in these countries. This lack of experience could materially adversely impact our results of operations.

In 2008, a substantial portion of our shipments was to Germany. In 2009, a substantial portion of our shipments was to Korea, and, in late 2009, we began to make shipments of our metro products to India. Telecommunication equipment sales in these countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

Service applications that drive the demand for our metro telecommunication products are related to the offering of data services and video services, such as video-on-demand, HDTV and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States and parts of Europe, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecommunication carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide video services. Thus, even if the demand for video services increases, we cannot be sure that this increased demand will result in increased sales of our products.

A slowdown in capital expenditures by telecommunication service providers had a material adverse effect on our results of operations in the past and may again in the future.

The global economic deterioration and economic uncertainty that began in 2008 has resulted in a curtailment of capital investment by telecommunication carriers and service providers. Consolidation of telecommunication carriers in the United States has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in Asia, the United States and Europe, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development, sales and marketing of new telecommunication equipment.

We intend to incur substantial expenses in the development of telecommunication solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas. Most of our research and development and other operating expenses in 2007, 2008 and 2009 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2010 as well. In early 2010, we increased expenses in research and development primarily in order to meet the requirements for a potential project for one of our major customers. We also increased our sales and marketing expenses as a result of establishing a presence in new countries.  These expenditures could reduce our cash balances. There is no assurance that these investments will result in increased revenues.

Our future growth will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new products and product features. These development projects require us to expend significant time and resources. For example, in early 2010, we increased expenses in research and development primarily in order to meet the requirements for a potential project for one of our major customers. We may not have sufficient resources to develop all the products and features required by our customers and prospective customers, which would entail recruiting and training new employees and other associated costs. Even if we have sufficient resources, our organization may not have the ability to recruit, train and manage a higher number of employees. These development projects could reduce our cash balances, strain our relationships with our customers and prevent us from acquiring new customers.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

The markets for our products are dependent on carrier Ethernet, resilient packet ring, or RPR, multi protocol label switching, or MPLS, MPLS-TP, pseudo wire emulation, or PWE, and a range of other emerging technologies. These technologies address migration of synchronous transmission protocols to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 Gbps and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide packet transmission addressing high numbers of subscribers and multiple services at significantly higher transmission. The markets for our products are also dependent on the need to support legacy services and new data services over a single, unified metro network.

The market for products based on carrier Ethernet, MPLS, MPLS-TP and PWE technologies in the metropolitan area may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Ethernet over fiber in the metro area, an alternative technology, has gained market share. In addition, changes in technology, such as IP routers or reconfigurable optical add-drop multiplexing, or ROADM, technology, has developed as an alternative technology which was recently selected as a prime network architecture for the metro network by major telecommunication carriers. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunication companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunication services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

Industry-wide standards for MPLS, MPLS-TP and PWE, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in our having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

Customers and potential customers may want their metropolitan area networks to be able to support the emerging MPLS Transport Profile, or MPLS-TP, standard. Although we are working on the development of features that will enable our CM-4000 product to comply with the MPLS-TP standard, our products do not as yet incorporate this standard. If our customers decide to implement MPLS-TP, our sales to these customers could be adversely affected. Specifically, one of our major customers notified us that our CM-4000 must comply with the MPLS-TP standard in order for our products to be incorporated in future deployments. If our development efforts are not successful or are not completed on time, our revenues from this customer may be adversely affected.

Because telecommunication companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

Before telecommunication companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

The following factors, among others, affect the length of the approval process:

●	the time required for telecommunication companies to determine and publish specifications;
●	the technological priorities and budgets of telecommunication companies;
●	product acceptance tests; and
●	the regulatory requirements applicable to telephone companies.

Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunication products, we must continually develop and market new products and product enhancements while reducing production costs.

The market for our products is characterized by:

●	rapid technological change;
●	frequent product introductions and enhancements;
●	evolving industry standards;
●	changes in end-user requirements; and
●	changes in services offered by telecommunication companies.

Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. We may not be able to respond effectively to technological changes or new product introductions by others or successfully develop or market new products.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

Telecommunication companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. The introduction of the CM-4000 product may result in reduction in the demand for CM-100 and faster obsolescence of related inventory. Certain components of the CM-4000 product could also become obsolete if these components are not included in the specifications for products ordered from us. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the United States, Western Europe or Israel, has  increased and could further increase competition and price pressure for our products.  In addition, manufacturers of telecommunication equipment in China are attempting to leverage their success in supplying telecommunication equipment to local carriers in Asia and market and sell their products outside China.

The competitors in our markets are numerous and we expect competition to increase in the future.  The principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Inc., Fujitsu, Hitachi, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, Tellabs and UTStarcom.

Government regulation of telecommunication companies could adversely affect the demand for our products.

Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecommunication carriers, including for the scope of content, service packages and tariffs.  Telecommunication companies in markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies.  Changes in laws or regulations in Japan, the United States, Korea, India, Latin America, Germany, the rest of Europe or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

Sales of our products to our customer in India are subject to the TSEC approval process. If we do not receive this approval, we may not be able to conclude sales of our products in India or recognize revenues with respect to products that have been shipped to India.

Products sold by us in India are subject to the TSEC approval process which is an acceptance test performed to verify that our products conform to the tender specifications. We are currently in the TSEC approval process. Payment to us by our customer may be subject to TSEC approval. Approval of our products is not assured. If we do not receive this approval, we may not be able to recognize revenues with respect to approximately $4.0 million of products that we have shipped to India and may not be able to collect these amounts from our customer. In addition, if approval is not received, we may not be able to receive new orders and sell our products in India.

Because a limited number of subcontractors manufacture and assemble our products and because we currently use one subcontractor to source components and provide other services, our business could suffer if we cannot retain or replace a key subcontractor.

We use third-party subcontractors to assemble our products. We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractors. Our reliance on third-party subcontractors involves several risks, including:

●	the potential absence of adequate capacity if we are able to sell a significant amount of our products;
●	the unavailability of, or interruption in access to, certain process technologies;
●	reduced control over product quality, delivery, schedules, manufacturing yields and costs; and
●	higher per unit prices we could be charged for the manufacturing services we purchase based on the amount of services purchased.

Shortages of raw materials or production capacity constraints at our subcontractors could negatively affect our ability to meet product delivery obligations and result in increased costs for affected products that we may not be able to recover.  Use of subcontractors also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

We currently use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. As a result, we are highly dependent on this major subcontractor.  In 2008, we switched to a new subcontractor and do not yet have significant experience dealing with this subcontractor. If we do not have a successful relationship with this subcontractor and need to switch to another subcontractor, we may not be able to timely satisfy our contractual obligations.

In order to have an adequate supply of components with a long lead-time for delivery, we may order significant quantities of components in advance of receiving a purchase order from a customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if our major subcontractor were unwilling or unable to provide us with key components.

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, unless we can significantly increase our sales above 2009 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that require us to use components based on environmentally friendly materials. Compliance with these regulations has increased our costs and is expected to continue to increase our costs.  Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunication industry regulations requiring the use of environmentally-friendly materials in telecommunication equipment. For example, pursuant to a European Union directive, known as the “RoHs5 regulations,” telecommunication equipment suppliers were required to stop using specified materials that are not “environmentally friendly” (as defined in the relevant directive) by July 1, 2006 and to eliminate lead solders from their products by 2010 (the “RoHs6 regulations”). Although we believe that we are in compliance with the RoHs5 and RoHs6 regulations, the tests for compliance with these regulations are limited in their ability to fully ensure compliance. If in spite of the tests performed, if we are not in compliance with these regulations, it could harm our ability to sell our products in Europe and in any other countries that may adopt these regulations. In addition, we have not tested all of our products for RoHs compliance. We have relied on the results for products tested in deciding not to test all of our products. If untested products are determined not to comply with these regulations, it could harm our ability to sell our products.

Compliance with these regulations, especially with respect to the requirement that products be lead free, as well as additional regulations that are likely to apply in the future, requires us to undertake significant expense with respect to the re-design of our products. This could also result in part or all of our inventory becoming obsolete. We may also be required to pay higher prices for components that comply with these regulations. In addition, such regulations could reduce our production yield and decrease our gross margin. We may not be able to pass these higher component costs and the cost of the decrease in production yield on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to comply with such regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with such regulations has increased our product design costs and could continue to increase these costs.

Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

As a result of our issuance of convertible notes in March 2007, we have a significant amount of debt denominated in New Israeli Shekels that are linked to the Israeli CPI and we may have insufficient cash flow to satisfy our debt service obligations.  In addition, the amount of our debt could impede our operations and flexibility.

In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/New Israeli Shekel (“NIS”) exchange rate at that time).  The convertible notes are denominated in NIS, bear interest at the rate of 6% and are linked to the Israeli CPI.  The convertible notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. In the first quarter of 2009, we used $3.0 million to repurchase approximately 25% of the then principal amount of the convertible notes. As of December 31, 2009, the net indexed principal amount outstanding under the convertible notes was approximately $24.0 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2009).  We may be unable to repay these notes when due.

The notes are convertible at the election of the holders into our ordinary shares at the conversion price of NIS 63.00 (approximately $16.69, based on the U.S. Dollar/NIS exchange rate at December 31, 2009) per share, subject to adjustment for customary events.

If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on the notes, we will be in default under the trust agreement governing the notes which could, in turn, cause defaults under our other existing or future indebtedness.

Even if we are able to meet our payment obligations on the notes, the amount of debt we have incurred could adversely affect us in a number of ways, including by:

●	limiting our ability to obtain additional financing;
●	limiting our flexibility in planning for, or reacting to, changes in our business;
●	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;
●	making us more vulnerable to the downturn in our business and the economy generally;
●	requiring us to apply a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures; and
●	harming our financial condition and results of operations.

We are subject to international business risks.

We sell our CM-100 and CM-4000 products internationally, mainly in Japan, Korea, India and Europe, and we are marketing our products primarily in Asia, Latin America, Europe and the United States. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

●	compliance with foreign laws and regulations;
●	staffing and managing foreign operations;

●	import or currency control restrictions;
●	burdens that may be imposed by tariffs and other trade barriers;
●	local and international taxation;
●	increased risk of collections;
●	transportation delays; and
●	seasonal reduction of business activities.

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business could be harmed.

Our growth and future success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees.  Future growth or consolidation may place a significant strain on our managerial, operational and financial resources. We are currently expending significant time and resources with respect to research and development related to a potential project for one of our major customers. This project has resulted in an increase in our operating expenses since late 2009 and has increased the operational responsibilities of our management team.

We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  We have filed U.S. and international patent applications covering certain of our technologies.   To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

There is a risk that we may violate the proprietary rights of others.

We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunication industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We indemnify our customers with respect to infringement of third party proprietary rights by our products. Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We face foreign exchange currency risks.

We operate in a number of territories and typically our prices are determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS and Euro. In 2010, we expect that a majority of our revenues will be derived from the Yen and Euro and that significant revenues may also be generated in Indian Rupees.  A major part of our expenses will be denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS.  We currently do not use hedge instruments. We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. In 2007 and 2008, the value of the U.S. dollar decreased against the Yen, and since our sales prices to KDDI were determined in Yen, based on currency exchange rates that prevailed in prior years, this caused us to recognize higher dollar revenues and gross profit in our financial statements in those years. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2008, the value of the U.S. dollar increased against the Euro, which caused us to recognize lower dollar revenues and gross profit in our financial statements for Euro linked prices. An increase in the value of the U.S. dollar against the Yen and Euro in 2010 would cause a decrease in our revenues and gross profit derived from sales denominated in Yen or Euro. In 2007, 2008 and 2009, the value of the U.S. dollar decreased against the NIS, which caused us to recognize higher dollar expenses (mainly salary expenses). A further decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. In 2008, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, in 2009 the market value of part of our investments was significantly lower than the book value. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This would harm our financial condition.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, the United States, Germany, Korea, India and Mexico, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.  In June 2007, there was an escalation of violence in the Gaza Strip, resulting in Hamas effectively controlling the Gaza Strip. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.

The future of relations between Israel and the Palestinian Authority is uncertain. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  This may also seriously harm our operating results, financial condition and the ability to expand our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Most of our male employees in Israel are obligated to perform military reserve duty from time to time. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice.  The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Our results of operations may be adversely affected by inflation rates in Israel.

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, after fluctuating during the year, while inflation increased by 3.9%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2008, there was a similar increase in expenses in U.S. dollar terms. Our issuance in March 2007 of convertible notes, which are denominated in NIS, has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2007, 2008 and 2009 the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation with these notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

Since our inception, we have relied on Israeli government grants for the financing of a portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.5 million in 2007, $2.1 million in 2008 and $1.7 million in 2009.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. We received a letter from the OCS requesting that we make certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of these claims. While we have made a provision in our financial statements to cover the estimated outcome of these claims, the amount we ultimately pay may exceed our estimate, which could adversely affect our results of operations.

The tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We are entitled to certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, our tax benefits could be reduced or canceled.

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel”, “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959”, and Note 7a to the financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference in this prospectus.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because all these parties reside outside the United States. Any judgment obtained in the United States against such parties may not be collectible in the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
●	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;
●	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;
●	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and
●	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

Provisions of Israeli law may delay, prevent or make an acquisition of us more difficult, which could depress our share price.

The Israeli Companies Law, 5759-1999, generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

The described restrictions could prevent or make more difficult an acquisition of Orckit, which could depress our share price.

Risks Relating to the Ownership of our Ordinary Shares

Holders of our ordinary shares who are U.S. residents face certain income tax risks.  In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years.  For each of 2005 and 2006, we believe that we would not be deemed to have been a PFIC, although it is likely that we would be deemed to have been a PFIC in each of 2003 and 2004.  There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities).  If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

U.S. residents should carefully read “Item 10.E - Taxation – United States Federal Income Tax Considerations” in our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference in this prospectus, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth.  Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders who are also our senior officers may be able to control us.

As of April 16, 2010, Eric Paneth, our Chief Executive Officer, and Izhak Tamir, our Chairman and President, each beneficially owned an aggregate of 1,679,267 ordinary shares, representing 8.5% of our ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested, of which 60,000 options have no exercise price and 420,000 options have an exercise price of $27.14.  If our shareholders approve the proposed sale of units to Mr. Paneth and Mr. Tamir on the same terms as the units sold to investors in the registered direct offering that closed on April 1, 2010, Mr. Paneth's beneficial ownership will increase by 93,750 ordinary shares (including immediately exercisable warrants to purchase 18,750 ordinary shares) to 8.9% of our ordinary shares and Mr. Tamir's beneficial ownership will increase by 125,000 ordinary shares (including immediately exercisable warrants to purchase 25,000 ordinary shares) to 9.1% of our ordinary shares.

Each of Mr. Paneth and Mr. Tamir is an executive officer and a member of our board of directors. Currently, Messrs. Paneth and Tamir are not parties to a shareholders’ agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders.  These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2011.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit.

In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect a director.  These requirements could also delay or prevent a change of control of our company.

Our stock price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and April 19, 2010, our share price has fluctuated from a low of $1.77 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

●	fluctuations in our quarterly revenues and earnings or those of our competitors;
●	shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us, our competitors or telephone companies;
●	announcements concerning our customers;
●	announcements of technological innovations;
●	the introduction of new products;
●	changes in product price policies involving us or our competitors;
●	market conditions in the industry;
●	the conditions of the securities markets, particularly in the technology and Israeli sectors; and
●	political, economic and other developments in the State of Israel and world-wide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2010 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

●	size and timing of orders, including order deferrals and delayed shipments;
●	launching of new product generations;
●	length of approval processes or market testing;
●	technological changes in the telecommunication industry;
●	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;
●	changes in our operating expenses;
●	the timing of approval of government research and development grants;
●	disruption in our sources of supply;
●	competitive pricing pressures;

●	funding required for our operations;
●	general economic conditions;
●	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;
●	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;
●	determination of the fair value of the conversion feature in our convertible notes;
●	timely payments of receivables by customers;
●	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances; and
●	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances.

Other factors could also impact our results. Therefore, the results of past periods may not be relied on as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

If our shareholders, including the investors in our registered direct offering that closed on April 1, 2010, sell substantial amounts of our ordinary shares, including shares issued or issuable upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ rules. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management and, under certain circumstances, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or, when required, an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements.  The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this prospectus as well as those discussed elsewhere in our other filings with the SEC incorporated by reference in this prospectus.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under “Risk Factors” in this prospectus.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on NASDAQ and the TASE under the symbol “ORCT”.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ.  The price per share of our ordinary shares and share count has been retroactively adjusted to reflect the three-for-one stock split of our ordinary shares as of April 5, 2005.

Calendar Year	Price Per Share
	High	Low
2009	$4.39	$1.77
2008	$9.34	$1.90
2007	$12.42	$5.57
2006	$31.22	$6.75
2005	$29.55	$8.03

Calendar Period	Price Per Share
	High	Low
2010
First Quarter	$5.81	$3.08
Second Quarter (through April 20, 2010)	$4.68	$4.18
2009
First Quarter	$3.43	$1.77
Second Quarter	$3.70	$2.06
Third Quarter	$4.25	$2.60
Fourth Quarter	$4.39	$2.80
2008
First Quarter	$9.34	$4.60
Second Quarter	$8.34	$5.69
Third Quarter	$7.36	$5.67
Fourth Quarter	$6.21	$1.90

Calendar Month	Price Per Share
	High	Low
2010
March	$5.81	$3.92
February	$4.44	$3.08
January	$3.53	$3.11
2009
December	$3.49	$2.80
November	$4.20	$2.94
October	$4.39	$3.56

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the TASE.

Calendar Year	Price Per Share
	High	Low
2009	$4.45	$1.90
2008	$9.23	$2.10
2007	$12.41	$5.85
2006	$30.91	$6.78
2005	$29.43	$7.95

Calendar Period	Price Per Share
	High	Low
2010
First Quarter	$5.79	$2.91
Second Quarter (through April 18, 2010)	$4.62	$4.11
2009
First Quarter	$3.38	$1.90
Second Quarter	$3.70	$2.06
Third Quarter	$4.23	$2.90
Fourth Quarter	$4.45	$2.83
2008
First Quarter	$9.27	$4.54
Second Quarter	$7.96	$5.85
Third Quarter	$7.29	$5.58
Fourth Quarter	$6.23	$2.10

Calendar Month	Price Per Share
	High	Low
2010
March	$5.79	$4.04
February	$3.80	$3.13
January	$3.56	$2.91
2009
December	$3.42	$2.83
November	$3.97	$3.20
October	$4.45	$3.68

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the U.S. dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

        The closing price of our ordinary shares on NASDAQ on April 20, 2010 was $4.48 per share, and the closing price of our ordinary shares on the TASE on April 18, 2010 was NIS 16.79 per share.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock.  For the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

If we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, marketable securities and bank deposits and our consolidated capitalization as of December 31, 2009 on an actual basis and as adjusted to reflect the sale by us on April 1, 2010 of 2,635,000 units at a price of $3.78 per unit, after deducting placement agent fees and estimated offering expenses payable by us. The table should be read in conjunction with our audited financial statements for the year ended December 31, 2009, included in our Report on Form 6-K filed on February 23, 2010, which have been incorporated by reference in this prospectus.

	As of December 31, 2009 (U.S. Dollars in thousands)
	Actual	As Adjusted (1)
Cash, cash equivalents, bank deposits, marketable and other securities	$47,343	$56,386
Convertible Subordinated Notes	21,996	21,996
Shareholders’ equity
Share Capital
Ordinary shares of no par value:
50,000,000 shares authorized; 19,212,601 shares issued; 16,567,762 shares outstanding and 19,202,762 outstanding, as adjusted; and additional paid in capital(2)	343,418	352,461
Accumulated deficit	(319,714)	(319,714)
Accumulated other comprehensive loss	(596)	(596)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
Total shareholders’ equity	$17,464	$26,507
Total capitalization	$39,460	$48,503
__________________
(1)           Amounts in the As Adjusted column do not include 175,000 units that would be purchased by two of our affiliates if these purchases are approved at our 2010 Annual General Meeting of Shareholders.  We would receive $661,500 as a result of these purchases.  No placement agent fees would be payable by us with respect to the units purchased by our affiliates.

(2)           The total number of our ordinary shares outstanding is based on 16,567,762 shares outstanding on December 31, 2009 and excludes ordinary shares issuable pursuant to outstanding stock options and convertible subordinated notes, as well as pursuant to the primary and contingent warrants that are part of the units.

USE OF PROCEEDS

We currently intend to use the net proceeds from the sale of these securities for working capital and other general corporate purposes. Working capital and other general corporate purposes may include repaying debt, making capital expenditures, funding research and development and other operating expenses, and any other purpose that we may specify in any prospectus supplement. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of securities sold pursuant to this prospectus and the applicable prospectus supplement. Our plans to use the net proceeds from the sale of these securities may change, and if they do, we will update this information in a prospectus supplement.

DESCRIPTION OF ORDINARY SHARES

As of the date of this prospectus, our articles of association authorize us to issue 50,000,000 of our ordinary shares, no par value.  At our 2010 Annual General Meeting, our shareholders will vote on a proposal to increase the authorized share capital to 75,000,000 ordinary shares.

As of April 16, 2010, we had outstanding 19,286,815 ordinary shares and options to purchase an aggregate of 5,639,154 ordinary shares at a weighted average exercise price of $8.37 per share, with the latest expiration date of these options being July, 2017  (of which, options to purchase 3,112,239 of our ordinary shares were exercisable as of April 16, 2010).   There were also 1,285,714 shares issuable pursuant to our outstanding convertible subordinated notes.  All figures relating to outstanding shares exclude shares held in treasury.

On April 16, 2010, we also had outstanding primary warrants to purchase up to 658,750 ordinary shares at an exercise price of $5.66 per share and contingent warrants to purchase up to 658,750 ordinary shares at an exercise price of $11.32, which were issued on April 1, 2010 in connection with the sale of units to investors in our registered direct offering.

The primary warrants are exercisable at a price of $5.66 per share until April 1, 2015.  If the closing price of our ordinary shares for any 20 trading day period within a 30 trading day period following April 1, 2011 is equal to or greater than $11.32 per share, we may require the holders of primary warrants to exercise any previously unexercised primary warrants, provided, however, that we may not require the exercise of the primary warrants in any period during which our ordinary shares are not listed for trading on NASDAQ, the TASE or any national securities exchange.  In the event that we require the exercise of the primary warrants, subject to certain conditions, contingent warrants to purchase a number of ordinary shares equal to the number of primary warrants we required holders to exercise will become exercisable at a price of $11.32 per share until April 1, 2015. The exercise prices of the primary warrants and contingent warrants are subject to appropriate adjustment in the event of dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares.  The forms of the primary warrants and the contingent warrants are filed as exhibits to this registration statement.

In addition, if the sale of units to Izhak Tamir and Eric Paneth is approved by our shareholders as required by Israeli law, an additional 175,000 ordinary shares and primary warrants to purchase up to 43,750 ordinary shares would be outstanding, as well as related contingent warrants to purchase up to 43,750 ordinary shares.  The terms of these primary warrants and contingent warrants would be the same as those described in the preceding paragraph.

From January 1, 2007 through April 16, 2010, we issued a total of 970,191 ordinary shares upon the exercise of options.

The following description of our ordinary shares and certain provisions of our memorandum and articles of association is a summary.  The description below is qualified in its entirety by the provisions of our memorandum and articles of association.

Ordinary Shares

Our issued and outstanding ordinary shares are validly issued, fully paid and nonassessable.  Holders of our ordinary shares are entitled to receive dividends paid out of profits if our audit committee and board of directors decide to declare any dividends.  Our ordinary shares are neither redeemable nor convertible.  Upon our liquidation, our assets available for distribution to shareholders will be distributed to them in proportion to the nominal value of their shares.  Each holder of our ordinary shares has one vote for each share held of record.  A shareholder is not entitled to vote at any shareholders meeting unless all calls then payable by him in respect of his shares have been paid (this does not apply to separate meetings of the holders of a particular class of shares with respect to the modification or abrogation of its rights). Our shareholders do not have preemptive rights.

Authorized but Unissued Shares

Our authorized but unissued ordinary shares are available for future issuance without shareholder approval.  These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Limitations on the Rights to Own Securities

The ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company.

Objects and Purposes

We were first registered under Israeli law on January 22, 1990 as a private company, and on July 22, 1996, became a public company.  Our registration number with the Israeli registrar of companies is 52-004287-0.  Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum and articles of association, which are filed as exhibits to this registration statement.

Borrowing Powers

Our articles of association provide that our board of directors may from time to time, in its discretion, cause us to borrow any sums of money for our purposes, and may secure or provide for the repayment of such sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit.

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument.  Unless otherwise prescribed by law, we will provide at least 21 calendar days’ prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, 5759-1999, or the Companies Law, as of our most recent financial statements or as accrued over a period of two years, whichever is higher. Our board of directors, with the approval of our audit committee, is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  These dividend and liquidation rights may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Under the Companies Law and our articles of association, most resolutions of our shareholders require approval by a simple majority of the ordinary shares voting thereon.  Amendments to our articles of association and the election of directors require approval of 66-2/3% of our ordinary shares voting thereon, and liquidation and the removal of directors (other than outside directors) require approval of 75% of our ordinary shares voting thereon.

These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

We have two types of general shareholders' meetings: annual general meetings and extraordinary general meetings. Directors are elected only at annual general meetings.  These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting.  Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. NASDAQ generally requires a quorum of 33-1/3%, but we have received an exemption and instead follow the generally accepted business practice for companies in Israel. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting the required quorum consists of any two members present in person or by proxy, unless otherwise required by applicable rules.

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in us, such as in voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of our authorized share capital;

●	a merger; or

●	approval of certain actions and transactions which require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in us or any other power toward us is under a duty to act in fairness towards us.  The Companies Law does not describe the substance of this duty of fairness.  These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Anti-Takeover Provisions; Mergers and Acquisitions

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Israeli tax law also treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan.  In November 2001, our board of directors adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed on December 6, 2001 at the rate of one right for each of our ordinary shares held by shareholders of record as of the close of business on that date.

The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in us in the event of a potential takeover which does not reflect our full value and is otherwise not in the best interests of us and our shareholders.  The rights plan is also intended to deter unfair or coercive takeover tactics.

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $21.67. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an “acquiring person.” Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

The rights will expire on December 31, 2011 and are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

Our articles of association also provide that as long as any of our securities are publicly traded on a United States market or exchange, all proxy solicitations by persons other than our board of directors must be undertaken pursuant to the United States proxy rules, regardless of whether those proxy rules are legally applicable to us.  These provisions of our articles of association could discourage potential acquisition proposals and could delay or prevent a change in control of us.

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders’ resolution, subject to the sanction of a resolution passed by a majority of the holders of the shares of that class at a separate class meeting.

DESCRIPTION OF WARRANTS

We may, from time to time, issue warrants for the purchase of ordinary shares. Warrants may be convertible into, exercisable for, or exchangeable for ordinary shares. Warrants may be issued separately or in combination with ordinary shares as a unit, as further discussed under “Description of Units” below. We may issue warrants directly or under a warrant agreement to be entered into between us and a warrant agent. We will name any warrant agent in the applicable prospectus supplement. Any warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The following is a description of the general terms and provisions of any warrants we may issue and may not contain all the information that is important to you. You can access complete information by referring to the applicable prospectus supplement. In the applicable prospectus supplement, we will describe the terms of the warrants and any applicable warrant agreement, including, where applicable, the following:

●	the offering price and aggregate number of warrants offered;

●	the ordinary shares with which the warrants are issued and the number of warrants issued with each such share;

●	the date on and after which the warrants and the related ordinary shares will be separately transferable;

●	the number of ordinary shares purchasable upon the exercise of one warrant and the price at which the ordinary shares may be purchased upon such exercise;

●	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

●	the terms of any rights to redeem or call the warrants;

●	any provisions for changes to or adjustments in the exercise price or number of ordinary shares issuable upon exercise of the warrants;

●	the dates on which the right to exercise the warrants will commence and expire;

●	the manner in which the warrant agreement and warrants may be modified;

●	a discussion of any material U.S. federal and Israeli income tax considerations of holding or exercising the warrants; and

●	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of ordinary shares or warrants to purchase ordinary shares, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. We may issue units under a unit agreement to be entered into between us and a unit agent. We will name any unit agent in the applicable prospectus supplement. Any unit agent will act solely as our agent in connection with the units of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of units.  The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

The following is a description of the general terms and provisions of any units we may issue and may not contain all the information that is important to you. You can access complete information by referring to the applicable prospectus supplement. In the applicable prospectus supplement, we will describe the terms of the units and any applicable unit agreement, including, where applicable, the following:

●	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	any material provisions of the governing unit agreement that differ from those described above.

TAXATION

The material U.S. federal and Israeli income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the prospectus supplement offering those securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

●	through agents to the public or to investors;

●	to one or more underwriters or dealers for resale to the public or to investors;

●	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, or an exchange or otherwise;

●	directly to investors in privately negotiated transactions; or

●	through a combination of these methods of sale.

The securities that we distribute by any of these methods may be sold, in one or more transactions, at:

●	a fixed price or prices, which may be changed;

●	market prices prevailing at the time of sale;

●	prices related to prevailing market prices; or

●	negotiated prices.

We will set forth in a prospectus supplement the terms of the offering of our securities, which will include, if applicable:

●	the name or names of any agents or underwriters;

●	the purchase price of our securities being offered and the proceeds we will receive from the sale;

●	any over-allotment options under which underwriters may purchase additional securities from us;

●	any agency fees or underwriting discounts and commissions and other items constituting agents’ or underwriters’ compensation;

●	the public offering price;

●	any discounts or concessions allowed or reallowed or paid to dealers; and

●	any securities exchanges on which such ordinary shares or warrants may be listed.

Underwriters

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum fees or other items of value to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this registration statement.  We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. If so, we will describe in the prospectus supplement naming the underwriters the nature of any such relationship.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Direct Sales

We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Securities

While our ordinary shares are traded on NASDAQ and the TASE, each class or series of warrants or units will be a new issue with no established trading market. We may elect to list any class or series of warrants or units on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of warrants or units, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the warrants or units.

Stabilization Activities

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities from us, if any, in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an overallotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

EXPERTS

Orckit’s consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years ended December 31, 2009 incorporated in this prospectus by reference to our Report on Form 6-K filed with the SEC on February 23, 2010 have been so incorporated in reliance on the audit report of Kesselman & Kesselman, independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered hereby under Israeli law has been passed upon for us by and other legal matters under Israeli law relating to any offering will be passed upon for us by Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., Tel-Aviv, Israel.  Some legal matters under United States law relating to any offering will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website.  However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet as described below.

In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.  We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  You may also access the information we file electronically with the SEC through our website at http://www.orckit.com.  Our website does not form part of this prospectus.

We incorporate by reference in this prospectus the documents listed below, and any future Annual Reports on Form 20-F or Reports on Form 6-K (to the extent that such Form 6-K indicates that it is intended to by incorporated by reference herein) filed with the SEC pursuant to the Exchange Act prior to the termination of the offering.  The documents we incorporate by reference are:

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 11, 2010;
●	our Report on Form 6-K filed with the SEC on February 23, 2010;
●	our Report on Form 6-K filed with the SEC on March 29, 2010; and

●
the descriptions of our ordinary shares set forth in our Registration Statement on Form 8-A filed with the SEC on August 27, 1996 and the amendment thereto on Form 8-A/A filed with the SEC on July 6, 2009, and the description of our shareholder bonus rights set forth in our Registration Statement on Form 8-A filed with the SEC on November 27, 2001 and the amendment thereto on Form 8-A/A filed with the SEC on June 24, 2003, and any amendment or report filed for the purpose of updating that description.

The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to:

Orckit Communications Ltd.
126 Yigal Allon Street
Tel-Aviv 67443, Israel
Telephone:  (972) 3-696-2121

or to our agent in the United States:

Puglisi Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

ENFORCEABILITY OF CIVIL LIABILITIES|

We are incorporated in Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.  Subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the judgment is no longer appealable;

●
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

●	the judgment was obtained by fraud;

●	there was no due process;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

●	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

●	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates, except the SEC registration fee.

Amount
SEC registration fee	$2,852
Legal fees and expenses*	20,000
Accounting fees and expenses*	10,000
Printing, EDGAR formatting and mailing expenses*	1,000
Miscellaneous expenses*	6,148
Total	$40,000
_________________
* Does not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.                                Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so.  Our articles of association allow us to exempt our office holders to the fullest extent permitted by law, and we have done so.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

●	a breach of his duty of care to us or to another person;

●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

●	a financial liability imposed upon him in favor of another person.

We obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

●
a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify;

●
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

●
reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

We have undertaken to indemnify our directors and officers pursuant to applicable law.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

●
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

●	any act or omission committed with the intent to derive an illegal personal benefit; or

●	any fine imposed on the office holder.

In addition, under the Companies Law, exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.  We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors and have granted amended and restated indemnification and exculpation letters to our directors and officers that require us to indemnify them to the fullest extent permitted by applicable law.

Our articles of association also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the forgoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 9.                                Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1† (2)	Memorandum of Association, as amended.
3.2(3)	Sixth Amended and Restated Articles of Association.
4.1(4)	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.
4.2(5)	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.
4.3(1)	Form of Warrant to Purchase Ordinary Shares, issued on April 1, 2010.
4.4(1)	Form of Contingent Warrant to Purchase Ordinary Shares, issued on April 1, 2010.
4.5*	Form of Warrant Agreement and Warrant Certificate.
4.6*	Form of Unit Agreement and Unit Certificate.
5.1	Opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
23.1	Consent of Kesselman and Kesselman, independent auditors.
23.2	Consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
__________
*           To be filed by amendment or incorporated by reference pursuant to a report on Form 6-K.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

(1)	Incorporated by reference to Orckit Communications Ltd.'s Report on Form 6-K filed on March 29, 2010.

(2)	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement on Form S-8 (File No. 333-131991).

(3)	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(4)	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement (File No. 000-28724) on Form 8-A.

(5)	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement (File No. 000-28724) on Form 8-A/A.

Item 10.                      Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

A.   Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

v

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel-Aviv, Israel, on April 21, 2010.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Eric Paneth
Name: Eric Paneth
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric Paneth, Izhak Tamir and Uri Shalom, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eric Paneth Eric Paneth	Chief Executive Officer and Director (Principal Executive Officer)	April 21, 2010
/s/ Uri Shalom Uri Shalom	Chief Financial Officer (Principal Financial and Accounting Officer)	April 21, 2010
/s/ Izhak Tamir Izhak Tamir	Chairman of the Board and President	April 21, 2010
/s/ Jed M. Arkin Jed M. Arkin	Director	April 14, 2010
/s/ Moti Motil Moti Motil	Director	April 13, 2010
/s/ Moshe Nir Moshe Nir	Director	April 21, 2010
/s/ Amiram Levinberg Amiram Levinberg	Director	April 13, 2010
/s/ Yair Shamir Yair Shamir	Director	April 21, 2010

Authorized Representative in the United States: PUGLISI & ASSOCIATES By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director	April 18, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
4.5*	Form of Warrant Agreement and Warrant Certificate.
4.6*	Form of Unit Agreement and Unit Certificate.
5.1	Opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
23.1	Consent of Kesselman and Kesselman, independent auditors.
23.2	Consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
__________
*             To be filed by amendment or incorporated by reference pursuant to a report on Form 6-K.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.